



BEAR FIGHT WHISKEY

Opportunity · About Us · Investment Details · Ask the Founders · Updates

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What's your Bear Fight?

# Bear Fight Whiskey

With award-winning depth, national traction, and celebrity backing from Seth MacFarlane and Gabriel Macht, it's whiskey with bite and bragging rights.



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$100.00 Share Price

$200.00 Min Investment

SEC Filings · Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

What's Your Bear Fight?

# Opportunity

American whiskey is shifting beyond legacy bourbon and Scotch toward premium, culturally relevant brands.

**Bear Fight sits at the center of that shift.**

Already one of the top-selling American Single Malts in the U.S., Bear Fight combines award-winning liquid, national distribution, and authentic partners who actively build the brand. The opportunity now is to scale awareness and distribution while the category remains early and fragmented.

This raise supports disciplined growth and deeper owner participation without compromising what made the brand work.

## Our Vision

Bear Fight is building the most culturally relevant American whiskey brand of this decade. We believe enduring spirits brands are built on three fundamentals. Active partners like Gabriel Macht are true fans of the product, bringing long-term credibility and awareness. This foundation allows Bear Fight to grow with owners and ambassadors, not behind closed doors, turning every bottle into part of a larger movement. Award Winning: 96-point critic scores, double gold medals Strong consumer demand: 300+ national retail placements

1. Award Winning: 96 point critic scores, double gold medals.

2. Strong consumer demand: 300+ national retail placements

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BEAR FIGHT WHISKEY

Opportunity About Us Investment Details Ask the Founders Updates

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## Market Opportunity

American whiskey is one of the fastest-growing categories in beverage alcohol, projected to surpass $100B globally by 2030. Within it, American Single Malt is emerging as the next breakout segment.

**Bear Fight Whiskey's Incredible Growth in the U.S. Market:**

**1.** 112% year-over-year depletion growth

**2.** 300+ national retail placements

**3.** #5 American Single Malt Whiskey brand in the U.S.



BEAR FIGHT X NEXT CENTURY SPIRITS
Industry Leadership
National Distributor Partnerships
Full Logistics & Marketing
35+ National Sales & Marketing Team
DIAGEO
Beam Suntory
Seagram's
RNDC
BREAKTHRU
Beverage Development
Full Production & Logistics
Material Sourcing
Compliance
FTM
Marketing
+145% Gross Revenue in F24 YoY
World-class infrastructure for a low management fee


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## Reasons to Invest

**Celebrity Partners**

Gabriel Macht is an authentic, enthusiastic, hands-on partner who brings cultural credibility and mass awareness. He's a magnetic personality helping elevate Bear Fight Whiskey above the noise in the crowded whiskey category.

**Proven Market Traction**

Bear Fight is already the #5 American Single Malt in the U.S. with 112% depletion growth in the past year.

**Award-Winning Liquid**

3 patent filings for our process create real barriers to entry for competitors and help protect freedom to operate



BEAR FIGHT WHISKEY
AS SEEN IN:
Forbes
NBC
People
E! NEWS
SPIRITS BUSINESS
TODAY
40B+
TOTAL UVM
3.5M
ORGANIC VIEWS
Creative Partner & Investor Gabriel Macht


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## Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

### Amount Based

Tier 1
**5% Bonus Shares**

Invest $2,000.00 or more and receive 5% bonus shares at checkout.

Invest $2,000.00

Tier 2
**10% Bonus Shares**

Invest $5,000.00 or more and receive 10% bonus shares at checkout.

Invest $5,000.00

Tier 3
**15% Bonus Shares**

Invest $10,000.00 or more and receive 15% bonus shares at checkout.

Invest $10,000.00

 

## Time Based



Tier 1
### 20% Bonus Shares

Invest between February 5, 2026 and February 9, 2026 to receive 20% bonus shares at checkout.

[ Invest Now ]

## Additional Investor Perks

**Silver Investor - $1,000**
Private Social Media Community Group

**Strategic Investor - $5,000**
All of the Silver Tier plus priority access to future offerings and tangible Branded Gift.

**Anchor Investor - $10,000**
All of Strategic Tier plus annual call with Bear Fight's brand team and facility tour and tasting.

**Cornerstone Investor - $20,000**
All of Anchor Investor tier plus priority participation in follow-on financings of Bear Fight and Paired in person tasting with Gabriel Macht.

[ ⚡ Invest Now ]

# About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 **BUSINESS OVERVIEW**

Priced accessibly at $34.99–$44.99, the brand is built for repeat purchase, strong margins, and efficient growth across both retail and direct channels. Product differentiation is supported by consistent quality, disciplined production, and a portfolio designed to scale without sacrificing authenticity.

With proven demand across hundreds of retail accounts, Bear Fight operates as a growth-oriented spirits business focused on durability, execution, and long-term brand relevance.




◈ TRACTION & MILESTONES

- +45% revenue growth (2024–2025) and +70% sales volume growth, outpacing the category
- 112% depletion growth with 300+ national placements at retailers like Total Wine and BevMo
- Marketing reach: 4M+ commercial views, 113 featured articles and 19.5M+ people reached in 8 weeks
- Viral exposure: 46.2B+ views from live product coverage and celebrity-driven content
- Backed by authentic partners like Gabriel Macht, fueling cultural credibility and consumer enthusiasm



MOMENTUM THAT CAN'T BE IGNORED

+112% H1 DEPLETIONS

+70% SALES VOLUME GROWTH¹ OUTPACING THE CATEGORY

+45% REVENUE GROWTH 2025 VS 2024

300+ NATIONAL ACCOUNT PLACEMENTS TOTAL WINE, BEVMO & VONS²

🛒 BUSINESS MODEL

Bear Fight operates a dual-channel strategy: direct-to-consumer for margin efficiency, customer data, and loyalty, alongside national retail distribution for scale.

Growth is supported by established distributor relationships, efficient logistics, and brand demand that converts awareness into repeat sales and long-term brand equity.

## Our Team



Anthony Moniello is a spirits industry veteran with nine years at Diageo building global icons like John... Read more

**Anthony Moniello**
CEO



Gabriel Macht is an accomplished actor, producer and investor best known for his role as Harvey Specter... Read more

**Gabriel Macht**
Creative Partner



Matthew Bronfman is a seasoned investor and businessman with deep roots in the global beverage industry.

**Matthew Bronfman**
Founding Investor



Seth MacFarlane is an award-winning creator, producer, and actor known for global hits like Family Guy,... Read more

**Seth McFarlane**
Founding Investor

## Financial Snapshot

Explore key figures that highlight our financial position and growth potential.



| $335,975.00 | $496,632.00 | $22,000.00/mo | 12 months |
|---|---|---|---|
| Revenue | Cash in Hand | Burn Rate | Runway |

| $756,409.00 | $1,100,000.00 | 63 | 25,000 |
|---|---|---|---|
| Assets | Debt | Employees | Customers |

Disclaimer: these financial snapshots are from our 2024 financial statements.

# Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.



⬡ Term                                              ›
Overview of offering structure and key
investment details.

⬡ Valuation                                         ›
Company value guiding investment
terms and security type.

◎ Use of Proceeds                                   ›
How the company plans to use raised
funds.

◷ SEC Filings                                       ›
Access full regulatory filings for
complete offering details.

## Terms

**Security Type**
Equity

**Security Price**
$100.00

**Min Investment**
$200.00

**Raise Target**
$10,000.00 –
$5,000,000.00

**Up to $5,000,000.00 in Class C Common Units at $100.00 per share with a minimum target amount of $10,000.00.**

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $200.00. The Company must reach its Target Offering Amount of $10,000.00 by April 24, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

**NOTE TO INVESTORS ABOUT THE SPV**
Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Bear Fight LLC, the name of the SPV is Bear Fight SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Bear Fight SPV, LLC and Bear Fight SPV, LLC will, in turn, use your money to invest in Bear Fight LLC Hence, Bear Fight SPV, LLC will be reflected as one investor in Bear Fight LLC

Bear Fight LLC believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its ownership table.

Bear Fight SPV, LLC will conduct no business other than to invest in Bear Fight LLC The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Bear Fight SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

All the information about "the Company" in this Form C refers to Bear Fight LLC, not to Bear Fight SPV, LLC unless otherwise indicated.

# Investor FAQs

BEAR FIGHT
WHISKEY          Opportunity   About Us   Investment Details   Ask the Founders   Updates          ⚡ Invest Now

## Investment Process

How do I create an account and start investing?                                    ⌄

What information do I need to provide?                                              ⌄

What payment methods are accepted?                                                 ⌄

When is my investment actually finalized?                                          ⌄

Can I cancel my investment after I make it?                                         ⌄

## Understanding the Raise

Where can I find details about Bear Fight SPV, LLC's financials and valuation?      ⌄

What types of securities am I buying (equity, SAFE, debt, etc.)?                    ⌄

What happens if we don't reach our minimum funding target?                          ⌄

Where can I learn more about this raise?                                            ⌄

## Risks & Returns

What are the risks of investing in early-stage opportunities?                       ⌄

When and how could I see a return on my investment?                                 ⌄

Is my investment liquid? Can I sell my shares?                                      ⌄

## After Investing

What happens to my money after the raise ends?                                      ⌄

How do I track my investment over time?                                             ⌄

Will I receive updates from Bear Fight SPV, LLC on my investment?                   ⌄

Are there tax implications resulting from my investment?                            ⌄

## Compliance & Security

Is my personal and financial information secure?                                    ⌄

What happens if I run into an issue with my investment?                             ⌄



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WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

**Important Information**
Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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